

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI Ltd**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2014**
> **Filed February 9, 2015**
> **Response Dated April 27, 2015**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your April 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2015 letter.

Form 10-K for Fiscal Year Ended June 30, 2014

Reserve Estimation Procedures and Internal Controls over Reserve Estimates, page 6

1.   Information provided in your response to prior comment 1 appears to demonstrate a low conversion rate for proved undeveloped reserves ("PUDs") over the last five fiscal years. Based on your reply, it appears there are a number of factors contributing to low conversion rates and a lack of adherence to previously adopted development plans. In view of these reoccurring factors, please describe the internal controls used in estimating your reserves to illustrate the steps taken by management to ensure that there is reasonable certainty of proceeding with your development plans. As part of your revised

disclosure, explain how changes in drilling plans factor into the management of your drilling program. Refer to Item 1202(a)(7) of Regulation S-K.

2.   Please explain to us in more detail the circumstances that led to the write-off of PUDs due to lease expiration and describe the controls in place to address circumstances where PUDs are written-off due to the expiration of lease terms, including with regard to the timing of write-offs.

Development of Proved Undeveloped Reserves, page 9

3.   Disclosure in your Form 10-K states that the quantities of PUDs that will be developed over the next five years will vary by year depending on factors such as the drilling of obligatory wells and the inclusion of newly acquired proved undeveloped reserves. Please expand this disclosure to provide additional information regarding the process through which management evaluates individual wells to ensure that adequate progress is being made to convert PUDs to proved developed status. In addition, address the degree to which your PUDs will be converted in a timely manner given your conversion rates in recent years. Refer to Rule 4-10(a)(31) of Regulation S-X and Item 1203 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

4.   We note from your response to prior comment 8 that the "Audit Committee of the Board is responsible for reviewing the reserve estimates made each year, including any revisions to reserve estimates" and that senior management "is apprised of the reserves implications of any changes to the development program throughout the year by the Corporate Reserves group." Your response does not appear to clearly explain the extent to which senior management and the Board of Directors are made aware of all changes to previously adopted development plans when adopting current or multi-year development plans. Please tell us about the information provided to senior management and the Board of Directors with regard to changes to previously adopted development plans.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Outlook, page 48

5.   Your response to prior comment 9 states that you are reluctant to provide additional disclosure quantifying the reasonably likely impact of recent changes in commodity prices to your reserve quantities. However, we believe this type of disclosure is necessary to provide insight into material challenges and risks presented by known trends and uncertainties on which management is most focused for both the short and long term. Please revise your disclosure to include information quantifying the impact of known material trends and uncertainties that will promote understanding of the potential impact to your reserve quantities. It appears this type of information is reasonably available as the Form 8-K furnished on March 3, 2015 shows estimates of your reserves as of December 31, 2014, calculated using NYMEX strip prices as of February 9, 2015. Refer to Item 303(a) of Regulation S-K and, for additional guidance, SEC Release No. 33-8350. Additionally, please provide us with a sample of the disclosure you intend to include in future Exchange Act filings that will highlight the risk of impairment to your full cost pool.

6.   We note your response to prior comment 11. Please tell us what disclosure you intend to provide in your Exchange Act reports describing how recent changes to your capital expenditure budget is expected to affect your ability to develop your PUDs in a timely manner. Refer to Item 303(a)(2) of Regulation S-K.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief